Exhibit 99.1

HYDRO ONE LIMITED ANNOUNCES REDEMPTION OF SERIES 1 PREFERRED SHARES

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

TORONTO, SEPTEMBER 21, 2020, Hydro One Limited (TSX: H) (“Hydro One” or the “Company”) announced today that it will exercise its option to redeem all of its outstanding Series 1 Preferred Shares (“Series 1 Preferred Shares”) on November 20, 2020 (the “Redemption Date”), in accordance with their terms. There are currently 16,720,000 Series 1 Preferred Shares issued and outstanding, which are held by Her Majesty The Queen in Right of Ontario, as represented by the Minister of Energy, Northern Development & Mines (the “Province”). Hydro One has the right to redeem the Series 1 Preferred Shares in its sole discretion. The Series 1 Preferred Shares will be redeemed at a price of $25.00 per share, plus all accrued and unpaid dividends up to, but excluding the Redemption Date, for an aggregate redemption price of $422,441,250. The Series 1 Preferred Shares are not exchangeable or convertible into the common shares of the Company and the redemption will have no impact on the Province’s voting rights or ownership percentage of the outstanding common shares of Hydro One. Please refer to the articles of Hydro One, which have been filed and are available on SEDAR at www.sedar.com, for full details regarding the terms of the Series 1 Preferred Shares.

Hydro One intends to fund the redemption price for the Series 1 Preferred Shares by incurring approximately $425,000,000 of additional indebtedness through the issuance of debt securities or by a combination of drawings under its existing credit facility and drawings under one or more credit facilities the Company may enter into with financial institutions.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States or any other jurisdiction.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.4 million valued customers, approximately $27.1 billion in assets as at December 31, 2019, and annual revenues in 2019 of approximately $6.5 billion. Our team of approximately 8,800 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system, which is essential to supporting strong and successful communities. In 2019, Hydro One invested approximately $1.7 billion in its transmission and distribution networks and supported the economy through buying approximately $1.5 billion of goods and services. We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Company by the Canadian Electricity Association. Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.HydroOne.com; www.sedar.com or www.sec.gov.

For More Information

For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about Hydro One’s governance practices, corporate social responsibility, customer solutions, and further information about its business.

Forward-Looking Statements and Information

This press release may contain “forward-looking information” within the meaning of applicable securities laws, including but not limited to statements that Hydro One will redeem the Series 1 Preferred Shares, the timing for the redemption of such Series 1 Preferred Shares, statements relating to the redemption price for the Series 1 Preferred Shares and expectations regarding the manner in which such redemption price will be funded. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information, please contact:

Investors	Media
Omar Javed Vice President, Investor Relations investor.relations@hydroone.com 416-345-5943	Jay Armitage Vice President, Communications and Marketing media.relations@hydroone.com 416-345-6868